Sierchio Law, LLP

430 Park Avenue Suite 702 New York, New York 10022 Tel: (212) 246-3030	29 Reed Road Valatie, New York 12184 Tel: (518) 392-4980

Reply to: Joseph Sierchio Email: joseph@sierchiolaw.com Telephone: (518)392-4980 Mobile: (212) 300-6356

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Robert Augustin
Conlon Danberg

Re;	SolarWindow Technologies, Inc.
Registration Statement on Form S-1
Filed October 18, 2024
File No. 333-282721

Ladies and Gentlemen:

We have been authorized, by SolarWindow Technologies, Inc. (the “Company”), to submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 30, 2024, relating to the Company’s Registration Statement on Form S-1 (File No. 333-282721) filed with the Commission on October 18, 2024 (the “Registration Statement”).

Concurrently herewith the Company is filing, via EDGAR. Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Page references relating to the Company’s responses to the Staff comments correspond to the page(s) of the prospectus contained within Amendment No.1, as applicable.

COMMENT NO. 1:

Registration Statement on Form S-1-Cover Page

1. You disclose on your cover page that the selling stockholders may offer shares at “at market prices prevailing at the time of sale.” You also disclose that your common stock trades on the OTC Markets Group Inc. Pink Sheets tier. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace, because the OTC Pink marketplace is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to disclose a fixed price at which the selling stockholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices.

SolarWindow Technologies, Inc. November 20, 2024 Re: Registration Statement on Form S-1 File No. 333-282721 Page | 2	Sierchio Law, LLP

Company Response to Comment 1:

The referenced disclosure on the prospectus cover page has been amended to read as follows:

“Our common stock is presently quoted for trading under the symbol “WNDW” on the OTC Markets Group Inc. Pink Sheets (the “OTC PINK”). On October 17, 2024 the closing price of the common stock, as reported on the OTC PINK was $0.46 per share. Each of the Selling Stockholders may elect to sell their respective Resale Shares pursuant to this prospectus until such time, from time to time in the open market, on the OTC PINK, at a fixed price of $6.21 per share until such time as the Company’s shares are listed on a national exchange or quoted on the OTCCQX or OTCQB, at which time they may sell their respective Resale Shares at varying prices or as otherwise provided in the section of this prospectus titled “Plan of Distribution.” The Selling Stockholders may, but are not obligated to, sell any of their respective Resale Shares pursuant to this prospectus.”

Corresponding changes were made in the following sections of the prospectus:

Section of the Prospectus	Page No.	Disclosure as Amended

ABOUT THIS PROSPECTUS	4

Each of the Selling Stockholders may elect to sell their respective Resale Shares pursuant to this prospectus at a fixed price of $6.21 per share until such time as the Company’s shares are listed on a national exchange or quoted on the OTCCQX or OTCQB, at which time they may sell their respective Resale Shares at varying prices or as otherwise provided in the section of this prospectus titled “Plan of Distribution.” The Selling Stockholders may, but are not obligated to, sell any of their respective Resale Shares pursuant to this prospectus., The Selling Stockholders may, but are not obligated to, sell any of their respective Resale Shares pursuant to this prospectus. Please refer to the section titled “Plan of Distribution.”

SolarWindow Technologies, Inc. November 20, 2024 Re: Registration Statement on Form S-1 File No. 333-282721 Page | 3	Sierchio Law, LLP

THE OFFERING	7

Each of the Selling Stockholders may elect to sell their respective Resale Shares pursuant to this prospectus until such time, from time to time in the open market, on the OTC PINK, at a fixed price of $6.21 per share until such time as the Company’s shares are listed on a national exchange or quoted on the OTCCQX or OTCQB at which time they may sell their respective Resale Shares at varying prices or as otherwise provided in the section of this prospectus titled “Plan of Distribution.” The Selling Stockholders may, but are not obligated to, sell any of their respective Resale Shares pursuant to this prospectus., The Selling Stockholders may, but are not obligated to, sell any of their respective Resale Shares pursuant to this prospectus. Please refer to the section titled “Plan of Distribution.”

PLAN OF DISTRIBUTION	66	Each of the Selling Stockholders may elect to sell their respective Resale Shares pursuant to this prospectus at a fixed price of $6.21 per share until such time as the Company’s shares are listed on a national exchange or quoted on the OTCCQX or OTCQB, at which time they may sell their respective Resale Shares at varying prices or as otherwise provided in this Plan of Distribution, The Selling Stockholders may, but are not obligated to, sell any of their respective Resale Shares pursuant to this prospectus. Please refer to the section titled “Plan of Distribution.”

COMMENT NO. 2:

Executive Compensation, page 57

2. Please include executive compensation disclosure for the fiscal year ended August 31, 2024. In this regard, we note that the fiscal year ended August 31, 2024, appears to be your last completed fiscal year. For guidance, please refer to Item 402 of Regulation S- K and Question 117.05 of the Compliance & Disclosure Interpretations of Regulation S-K.

Company Response to Comment No. 2:

The “EXECUTIVE COMPENSATION” in section (page 57) has been updated in Amendment No. 1 to include executive compensation disclosure for the fiscal year ended August 31, 2024.

SolarWindow Technologies, Inc. November 20, 2024 Re: Registration Statement on Form S-1 File No. 333-282721 Page | 4	Sierchio Law, LLP

COMMENT NO. 3:

General

3. We note that you filed this registration statement more than 45 days after the end of your fiscal year. As such, you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X. Please revise to include audited financial statements for the fiscal year ended August 31, 2024. For guidance, please refer to Section 1220.3 of the Division of Corporation Finance's Financial Reporting Manual.

Company Response to Comment No. 3:

As described on Page 67 of this Amendment No. 1, the financial statements for the fiscal years ended August 31, 2024, and 2023, have been incorporated by reference to the Company’s Annual Report on Form 10-K filed on November 20, 2024.

In addition to the foregoing response to the Staff’s comments, the Registration Statement has been updated as needed to:

(1) reflect the information set forth in the Company’s audited financial statements, including, the Sections titled: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (PAGE 38), DESCRIPTION OF OUR BUSINESS AND PROPERTY (PAGE45), EXECUTIVE COMPENSATION (PAGE 57), AND COMPAENSATION OF DIRECTORS (PAGE 51);

(2) include Exhibit 5 opinion of counsel (Exhibit 5.1);

(3) included consent of counsel (Exhibit 23.1);

(4) update the auditor’s consent (Exhibit 23.2); and

(5) included a power of attorney (Exhibit 24)

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to me at (212) 246-3030 or at joseph@sierchiolaw.com.

Thank you for your assistance.

Sincerely,

Sierchio Law, LLP

/s/ Joseph Sierchio

 Joseph Sierchio, Principal

 cc.: Justin Frere, SolarWindow Technologies, Inc., Chief Financial Officer